Citigroup Global Markets Inc.

388 Greenwich Street, 34th Floor

New York, NY 10013

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

December 10, 2012

VIA FACSIMILE AND EDGAR

Mr. H. Roger Schwall, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re: PBF Energy, Inc.

Registration Statement on Form S-1

File No.: 333-177933

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representatives of the several Underwriters, hereby join in the request of PBF Energy, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m. EST on December 12, 2012, or as soon as possible thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated December 3, 2012 (the “Preliminary Prospectus”), relating to the proposed initial public offering of the Company’s common stock commenced December 3, 2012. In excess of seven thousand seven hundred and twenty-three (7,723) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others. The Preliminary Prospectus has been available on the Commission’s website since December 3, 2012.

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In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Citigroup Global Markets Inc. Morgan Stanley & Co. LLC For themselves and on behalf of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

/s/ Robert Waldron
Name: Robert Waldron
Title: Vice President

MORGAN STANLEY & CO. LLC

/s/ Peter J. von Alt
Name: Peter J. von Alt
Title: Executive Director